Exhibit 99.4

The following is an excerpt of the minutes presented to the Company’s Board of Directors updating the Board on the progress of the potential “going dark” transaction.

CHAMPION INDUSTRIES, INC.
Board of Directors Meeting
Pullman Plaza Hotel, Huntington – 9:00AM
December 21, 2015

III.	Discussion of Going Dark Transaction

Mr. Evans discussed the progress of the exploration of the potential “going dark” transaction with the board. Mr. Evans disclosed the valuation firm had made their on-site visit the prior week and that this was the last step in the valuation process.  A full valuation report should be available the first week of 2016.